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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41101

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   <u>01/01/09</u>   AND ENDING   <u>12/31/09</u>
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ProFutures Financial Group, Inc.

OFFICIAL USE ONLY
Sect. FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

<u>11719 Bee Cave Rd Ste 200</u>
                                       (No. and Street)

Austin	Texas	78738
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debi Halbert   8003483601
                                                                             (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Debi Halbert , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ProFutures Financial Group, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____

_____

_____

Sworn and subscribed to me on the

2nd day of February, 2010

_____
Notary Public

_____
Signature

SECRETARY - TREASURER
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Stockholder
ProFutures Financial Group, Inc.
Austin, Texas

We have audited the accompanying statement of financial condition of ProFutures Financial Group, Inc. (the Company) as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 24, 2009

ProFutures Financial Group, Inc.

Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalents	$	123,423
Common stock of NASDAQ OMX Group, Inc. (cost – $8,100)		5,946
Total assets	$	129,369

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable	$	224
Stockholder's Equity		
Common stock		12,000
Additional paid-in capital		49,360
Retained earnings		67,785
Total stockholder's equity		129,145
Total liabilities and stockholder's equity	$	129,369

See Notes to Statement of Financial Condition.

ProFutures Financial Group, Inc.

Notes to Statement of Financial Condition

Note 1. Organization and Summary of Significant Accounting Policies

Nature of business: ProFutures Financial Group, Inc. (the Company) was organized on March 17, 1989, under the laws of Texas. The Company is a securities broker and dealer registered with and regulated by the United States Securities and Exchange Commission and is a member firm of the Financial Industry Regulatory Authority, Inc. (FINRA). Consistent with restrictions provided by the Company's registration, it does not carry customer accounts, hold funds or securities for, or owe money to, customers.

Method of accounting: The financial statements are presented in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Effective July 1, 2009, the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), referred to as FASB ASC or the Codification, became the single source of U.S. generally accepted accounting principles (U.S. GAAP) for interim and annual periods ending after September 15, 2009. Existing accounting standards are incorporated into the Codification and standards not incorporated into the Codification are considered nonauthoritative.

Cash and cash equivalents: Cash and cash equivalents consist of cash, investments in money market funds and money market deposit accounts. Interest is recorded on the accrual basis. The Company maintains its cash and cash equivalents with financial institutions. In the event of a financial institution's insolvency, the Company's recovery of cash balances on deposit may be limited to account insurance or other protection afforded such deposits.

Investment: Investment transactions are recorded on trade date and investment positions are reflected at fair value. Realized gains and losses from security transactions, if any, are determined using the identified cost method. Brokerage commissions and other trading fees are reflected as an adjustment to cost or proceeds at the time of the transaction. Dividends are recorded on the ex-dividend date.

Income taxes: The Company has elected "S" corporation status under the Internal Revenue Code, pursuant to which the Company does not pay U.S. corporate income tax on its taxable income. Instead, the stockholder is liable for individual income tax on the Company's taxable income.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2009, management has determined that there are no uncertain tax positions.

Recently issued accounting pronouncement: In May 2009, the FASB issued FASB Statement No. 165, *Subsequent Events* (FAS 165), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. FAS 165, which is now incorporated in the Codification in the *Subsequent Events* Topic, is effective for interim and annual periods ending after June 15, 2009, and is applied prospectively. The adoption of this accounting pronouncement did not have a material impact on the Company's financial statements.

ProFutures Financial Group, Inc.

Notes to Statement of Financial Condition

Note 2. Fair Value

The Company's investments are reported at fair value using quoted market prices. Securities listed or quoted on a national securities exchange or market are valued at the last reported sales price on the valuation date.

Fair value, as defined in the *Fair Value Measurements and Disclosures* Topic of the Codification, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under the *Fair Value Measurements and Disclosures* Topic of the Codification as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability.

The following summarizes the Company's assets accounted for at fair value at December 31, 2009, using the fair value hierarchy of FAS 157:

	Level 1
Cash equivalents -	
Money market funds	$ 110,297
Common stock of NASDAQ	
OMX Group, Inc.	5,946
	$ 116,243

ProFutures Financial Group, Inc.

Notes to Statement of Financial Condition

Note 3. Credit Risk

As the Company deposits substantially all of its assets with a securities broker and other financial institutions, the Company has a concentration of credit risk with these parties. The following details both (i) the maximum amount of loss the Company would incur due to the complete failure by these parties to perform according to the terms of the applicable contractual agreements, with such maximum amount of loss being based on the gross fair value (e.g., investment securities, etc.) of the financial instruments held by these parties, and; (ii) the maximum risk of loss of other assets (e.g., cash) held by these parties:

| | Maximum Risk of Loss | | |
	Financial Instruments	Other Assets	Total
Securities broker:			
TD Ameritrade	$ 5,946	$ 5,672	$ 11,618
Other financial institutions:			
DWS Investments	110,297	-	110,297
Other	-	7,454	7,454
Total	$ 116,243	$ 13,126	$ 129,369

The above maximum amounts of risk of loss on financial instruments do not take into account adverse market movements subsequent to December 31, 2009, or the fact that the maximum amount of risk of loss on certain financial instruments is potentially unlimited. Accordingly, the maximum amount of risk of loss subsequent to December 31, 2009, could be materially greater.

Note 4. Related Parties

The Company entered into a selling agreement with ProFutures, Inc., an affiliated entity, whereby the Company will act as broker-dealer for any fund in which ProFutures, Inc. is the General Partner or Trading Manager. The selling agreement also provides for the allocation of a portion of overhead expenses such as rent, telephone and administrative costs from ProFutures, Inc. to the Company generally based on the percentage of time spent by certain employees conducting broker-dealer related duties.

Note 5. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

ProFutures Financial Group, Inc.

Notes to Statement of Financial Condition

Note 6.   Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to $5,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these items are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2009, the Company had net capital and net capital requirements of approximately $126,000 and $5,000, respectively. The net capital rule may effectively restrict the payment of dividends.

Note 7.   Subsequent Events

The Company has evaluated subsequent events through February 24, 2010, the date the financial statements were issued. There were no subsequent events to be disclosed.

ProFutures Financial Group, Inc.

Financial Report

December 31, 2009

SEC Mail Processing
Section

FEB 2 6 2010

Washington, DC
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